EXHIBIT 6

RVL 1, LLC
c/o Aston Capital LLC
177 Broad Street
Stamford, CT 06901

November 14, 2018

William D. Ingram
Dennis McCarthy
Stephen G. Virtue
Members of the Special Committee of the Board of Directors
Revolution Lighting Technologies, Inc.
177 Broad Street, 12th Floor
Stamford, CT 06901

Gentlemen:

We write in connection with our October 16, 2018 letter (the “Offer Letter”) regarding our offer to acquire all of the common stock of Revolution Lighting Technologies, Inc. (the “Company”) on behalf of RVL 1, LLC (together with its affiliates and certain related persons, “we” or “us”) that we do not own.

As noted in the Offer Letter, we believe that the Company should not continue as a publicly traded enterprise and remain committed to pursuing and completing a going private transaction as soon as possible.

Over the last month, we have provided the Company with $7.5 million in debt financing, and we may be required to provide up to an additional $7.0 million in debt financing to fund the Company’s operations in the ordinary course through the end of 2018. We further understand that the Company may require additional funding in 2018 in the event of unforeseen circumstances, and we expect the Company to require additional funds to continue its operations beyond 2018, with the extent of such additional required funds depending upon the Company’s future results of operation and the amount of time and expense necessary to complete the previously disclosed SEC investigation and the Audit Committee’s review of the Company’s historical financial statements and other related costs. We intend to continue to fund the Company through continued periodic loans to the extent consistent with what we believe to be the best interests of the Company and its stockholders.

The Company’s overall debt as of November 12, 2018 was $65.0 million and, as noted above, will rise further as additional debt financing is provided. This increased amount of debt, which exceeds the amount that we expected the Company to have at the time of our Offer Letter, as well as an anticipated delay in completing a going private transaction and the developments in the Company’s business that it has disclosed, including the SEC investigation and the Audit Committee’s review, will necessitate a decrease from the $2.00 per share offer contained in our Offer Letter to a revised offer of $1.50 per share.

As noted above, we do not believe that the Company is of sufficient scale to justify the costs of remaining a public company and believe that it is necessary for the Company to be a privately held enterprise. We would encourage the Company, working through the Special Committee of its Board of Directors, to continue to fully evaluate all of the strategic alternatives available to it to maximize stockholder value and would expect to be a participant in any resulting process. As we noted in our Offer Letter, we would not pursue any transaction without the approval of a fully empowered and properly advised Special Committee and a majority of the Company’s disinterested stockholders. We also fully understand the level of disclosure necessary in connection with such a transaction and would take steps to assure that both we and the Company would fully comply with all disclosure requirements related to a transaction, to ensure that the process and transaction are completely transparent to the Company’s stockholders. We reiterate that we would be fully supportive of a third-party transaction if such transaction would provide appropriate value to all of the Company’s stockholders.

We continue to be available at your convenience, and look forward to continuing to constructively work with the Company and the Special Committee of its Board of Directors to determine the best path for the Company to realize value for all of its stockholders.

Very truly yours,

RVL 1, LLC

By:	/s/ Robert V. LaPenta
Name: Robert V. LaPenta
Title: Chief Executive Officer